SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
I-FLOW CORPORATION
(Name of Subject Company)
I-FLOW CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
449520303
(CUSIP Number of Class of Securities)
Thomas J. Mielke
Secretary
I-Flow Corporation
c/o Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261-9100
(972) 281-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Sidley Austin LLP
One South Dearborn
Chicago, Illinois
(312) 853-7000
Attention: Imad I. Qasim
 Matthew G. McQueen
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by I-Flow Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on October 20, 2009. The Schedule 14D-9 relates to the offer (the “Offer”) by Boxer Acquisition, Inc., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Kimberly-Clark Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of March 8, 2002, and as thereafter amended, between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Rights” and, together with the shares of the Company’s common stock, the “Shares”), at a purchase price of $12.65 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of October 20, 2009 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
Item 8. Additional Information.
Item 8 is supplemented by adding the following information to the section entitled “Expiration of the Offer”:
     “At 5:00 p.m., New York City time, on November 23, 2009, the Subsequent Offering Period of the Offer expired as scheduled. The Depositary has advised Parent that, as of the expiration of the Subsequent Offering Period, a total of approximately 22,407,901 Shares were validly tendered during the initial offering period and the Subsequent Offering Period taken together, representing approximately 90.8% of the Shares outstanding. The Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn during the initial offering period and all Shares validly tendered during the Subsequent Offering Period.
     Pursuant to the terms of the Merger Agreement, Parent consummated the Merger in accordance with the Merger Agreement earlier today and the Purchaser was merged with and into the Company with the Company continuing as the surviving corporation, wholly owned by Parent. Each of the remaining Shares (other than (i) Shares held by the Company as treasury stock or owned by Parent or the Purchaser or their respective subsidiaries, which were cancelled and cease to exist, and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL) was converted into the right to receive $12.65 per Share net in cash, without interest and less any required withholding taxes, which is the same amount per

Share that was paid in the Offer. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Market.
     The full text of the press release issued by Parent on November 24, 2009 announcing the expiration and results of the tender offer and the anticipated completion of the Merger is filed as Exhibit (a)(7) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 is supplemented by adding the following exhibit:

Exhibit	Description

(a)(7)	Press Release issued by Kimberly-Clark Corporation on November 24, 2009, incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 6 to the Schedule TO of Kimberly-Clark Corporation and Boxer Acquisition, Inc. filed on November 24, 2009.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 24, 2009

I-FLOW CORPORATION
By:	/s/ Joanne B. Bauer
	Name:	Joanne B. Bauer
	Title:	President and Chief Executive Officer

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